MEDISCIENCE TECHNOLOGY CORPORATION



To the Shareholders of Mediscience Technology Corporation:

We are pleased to report that 1999 marked a year of progress, as we worked to position our Company to bridge the laboratory to the marketplace transition. We successfully recruited a new President and CEO with over 15 years of senior management experience in the medical device and pharmaceutical industries. We developed a comprehensive business plan which targets a potential market in excess of $2 billion, and successfully explored several new business opportunities beyond cancer detection. We identified Sarnoff Corporation as a strategic partner with key enabling technology to support accelerated product development and to further enhance and globalize our intellectual property position. Finally, with the assistance of the City University and Sarnoff, we initiated a focused effort to secure the financing required for successful implementation of our strategy.

In parallel to these accomplishments, the Company continues to address several critical unresolved issues, the most important of which is the lack of adequate funding to maintain business momentum and properly leverage our intellectual property assets; the resolution of this issue continues to be a principle focus and the highest priority of management. In the absence of the availability of such financing on a timely basis, the company may be forced to materially curtail or cease its operations.

Two important and immediate derivative issues relate to our research and licensing agreements with the City University of New York. As previously reported, the Company has an outstanding financial obligation to the University for work conducted during the period August, 1997 through July, 1998. In 1999, an agreement was reached to extend the time for payment until June 30, 2000. While we are actively working to meet this deadline, there is no assurance that we will be successful, and if not, that we will successfully negotiate an additional time extension. In addition, according to the terms of our research and licensing agreement with the University, the Company must negotiate a minimum royalty agreement within 5 years of the date of filing for all licensed patents for which product commercialization has not yet occurred. If we are unsuccessful in our negotiations, the Company may lose rights to several of its key patents. The Company and the City University have a long and productive history of cooperation and are committed to continuing the relationship that has been so beneficial to both parties. We have every confidence that the current issues will be resolved without impacting either the structure of that relationship or our development critical path.

On a positive note, we believe that the Company is eligible to receive benefits under the State of New Jersey Technology Business Tax Certificate Program (which allows emerging technology and biotechnology businesses to sell their unused Net Operating Loss (NOL) carryover to any corporate taxpayer in the state for at least 75% of the tax benefits) through the sale of its New Jersey Net Operating Loss carryover. It is our


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intention to apply for benefits under this program, and to use any proceeds derived to fully fund the payment of our obligation to the City University. The Company has already entered into an agreement on very favorable terms with a New Jersey corporate taxpayer to purchase the NOL subsequent to State approval.

We are confident that the year 2000 will mark a turning point for the Company as we focus on achieving the following key objectives: 1) complete financing activities and fully initiate business plan implementation; 2) complete development and testing of a second generation imaging system with fiberoptic capability to support clinical trials for product registration; 3) conclude licensing and contract negotiations with the City University to ensure the continuity of intellectual property ownership and basic research programs; 4) develop and launch a Mediscience web site (the Company has registered the domain name medisciencetech.com); and 5) continue to evaluate and prioritize new areas of opportunity for our technology.

We and our development partners firmly believe that the platform technology developed by Mediscience and the City University over the past ten years is paradigm shift, and has the potential to significantly impact both the quality and the cost of healthcare. The Company and the City University have developed and refined working prototypes that have been validated in both preclinical and clinical trials at leading medical institutions (e.g. Sloan Kettering Cancer Center, Cornell University New York Medical Center, etc.); we are now ready to begin the process of product commercialization. With your support, we will make every effort to ensure that the full potential of our technology is realized, and that our company plays a leadership role in its introduction to the healthcare market.

Frank S. Castellana, M.D., Eng.Sc.D.
President and CEO

Peter Katevatis, Esq.
Chairman